FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of February, 2005

GENERAL COMPANY OF GEOPHYSICS

(translation of registrant’s name into English)

1, rue Leon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE

Full year and 4th quarter 2004, unaudited revenues

Paris, February 16th, 2005

Compagnie Generale de Geophysique (ISIN: FR0000120164 ; NYSE : GGY) reports unaudited 2004 total revenues estimated at euros 693 million (US$ 862 million), up 13% in euros and up 25% in US$ compared to 2003 (euros 612 million or US$ 689 million).

Total revenues for the 4th quarter 2004 were euros 204 million (US$ 264 million), up 30% in euros and up 42% in US$ compared to the 4th quarter 2003 (euros 158 million or US$ 186 million).

The backlog as of February 1st 2005 stands at US$ 455 million compared to US$ 435 million at November 1st 2004 and US$ 278 million at February 1st 2004.

CGG’s 2004 audited financial results will be released on March 9th 2005.

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

Contact : Christophe BARNINI (33) 1 64 47 38 10

Email : invrel@cgg.com Internet : www.cgg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE
1, rue Leon Migaux
91341 — Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date : February 16th 2005	By Senior Executive Vice President, Geophysical Services /Christophe PETTENATI AUZIERE/